UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




03025428

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2002

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

MPB CORPORATION EMPLOYEES' SAVINGS PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

MPB Corporation Employees' Savings Plan

December 30, 2002 and 2001 and Year ended December 30, 2002
with Report of Independent Auditors

MPB Corporation Employees' Savings Plan

Audited Financial Statements and Schedule

December 30, 2002 and 2001 and
Year ended December 30, 2002

Contents

Report of Independent Auditors

MPB Corporation, Administrator of the
MPB Corporation Employees' Savings Plan

We have audited the accompanying statements of assets available for benefits of the MPB Corporation Employees' Savings Plan as of December 30, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

MPB Corporation Employees' Savings Plan

Statements of Assets Available for Benefits

	December 30	
	2002	**2001**
Assets		
Investments, at fair value	**$ 36,451,241**	$ 38,837,554
Receivables:		
Contribution receivable from participants	**19,145**	66,939
Contribution receivable from MPB Corporation	**13,708**	48,872
Accrued income	**11,633**	16,437
Total receivables	**44,486**	132,248
Assets available for benefits	**$ 36,495,727**	$ 38,969,802

See accompanying notes.

MPB Corporation Employees' Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2002

Additions	
Interest and dividends	**$ 384,306**
Contributions:	
Participants	**2,252,564**
MPB Corporation	**899,488**
	3,152,052
Total additions	**3,536,358**
Deductions	
Benefits paid directly to participants	**2,813,750**
Net depreciation in fair value of investments	**3,196,683**
Total deductions	**6,010,433**
Net decrease	**(2,474,075)**
Assets available for benefits:	
Beginning of year	**38,969,802**
End of year	**$ 36,495,727**

See accompanying notes.

MPB Corporation Employees' Savings Plan

Notes to Financial Statements

December 30, 2002

1. Description of the Plan

The following description of the MPB Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation (the Company and Plan Administrator), a subsidiary of The Timken Company. Employees of the Company become eligible to participate upon completion of 3 months of service which begins once the first service hour is worked. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may contribute up to 16% of compensation, as defined in the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions at an amount equal to 25% of each participant's contribution to the Plan, up to a maximum of 6% of the participant's compensation, called "Company Matching Contributions." In addition, the Company matches employee contributions with Timken common shares at an amount equal to 25% of each participant's contribution to the Plan, up to a maximum of 6% of the participant's compensation, called "Stock Matching Contributions."

The Plan also provides for a discretionary "Company Supplemental Contribution" by the Company. The amount of the contribution is determined by the Company and allocated to each participant based on the participant's percentage of total pre- and after-tax contributions made during the Plan year. There was no "Company Supplemental Contribution" for the year ended December 30, 2002. For Score International employees, the Plan provides for a quarterly "401(k) Plus Contribution." This contribution ranges between 2.5% and 8% of the employee's gross earnings and is determined based on the employee's full years of service.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of their contributions to be invested in any of the available funds in increments of one percent. Company Matching Contributions and Company Supplemental Contributions are invested based on the participant's investment elections. Participants are not allowed to direct the investment of the Stock Matching Contribution until reaching the age of 55. Participants have access to their account information and the ability to make account transfers and contribution changes an unlimited number of times through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, Company Matching Contributions, Stock Matching Contributions and Company Supplemental Contributions plus actual earnings thereon. Vesting in the 401(k) Plus Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

1. *Description of the Plan (continued)*

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70 ½, receive a lump-sum amount equal to the balance of his or her account or elect to receive staggered installments over a fixed period of time.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

Plan Amendment

Effective December 31, 2001, the Plan was amended to segregate the Timken Company Common Stock Fund into two components—a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP contained all shares held in the Timken Company Common Stock Fund at December 30, 2001. Beginning December 31, 2001, Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $10.67 and $9.00 at December 30, 2002 and 2001, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) In Fair Value of Investments
Timken common shares	**$ 594,067**
Mutual funds	**(746,285)**
Collective trust funds	**(3,044,465)**
	$ (3,196,683)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2002	2001
Timken Company Common Stock Fund*	**$ 4,032,728**	$ 3,007,774
AXP New Dimensions Fund	**2,029,314**	2,788,146
American Express Trust U. S. Government Securities Fund I	**9,935,583**	9,620,416
American Express Trust Bond Fund	**2,239,144**	-
American Express Trust Medium-Term Horizon (50:50) Fund	**8,113,351**	8,992,794
American Express Trust Equity Index Base Fund	**6,834,927**	9,196,452

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2002	**2001**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 4,032,728**	$ 3,007,774
Receivable:		
Contribution receivable	**6,083**	5,351
	$ 4,038,811	$ 3,013,125

	Year ended December 30, 2002
Change in assets:	
Net appreciation in fair value of investments	**$ 594,067**
Dividends	**103,040**
Contributions	**561,692**
Benefits paid directly to participants	**(151,572)**
Transfers to participant directed accounts	**(81,541)**
	$ 1,025,686

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2002:

	Shares	Dollars
Purchased	44,943	**$ 870,597**
Issued to participants for payment of benefits	841	**15,095**
Dividends received		**103,040**

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

MPB Corporation Employees' Savings Plan

EIN: 22-2134993 Plan Number: 010

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 30, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (B)	Current Value
Timken Company Common Stock Fund*(A)	377,809 units	$ 3,805,052	$ 4,032,728
AXP New Dimensions Fund*	105,146 units		2,029,314
Templeton Foreign Fund	134,574 units		1,112,929
American Express Trust*:			
U.S. Government Securities Fund I	9,935,583 units		9,935,583
Bond Fund	31,359 units		2,239,144
Short-Term Horizon (25:75) Fund	14,400 units		253,476
Medium-Term Horizon (50:50) Fund	406,114 units		8,113,351
Long-Term Horizon (80:20) Fund	6,167 units		115,352
Small Cap Equity Index Fund II	51,091 units		580,902
Equity Index Base Fund	253,192 units		6,834,927
Participant notes receivable at interest rates ranging from 5.25% to 10.5%*	1,203,535 units		1,203,535
Total investments			$ 36,451,241

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

(B) Cost information is only required for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION
EMPLOYEES' SAVINGS PLAN

Date: June 26, 2003

By: 
Scott A. Scherff
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-66907) pertaining to the MPB Employees' Savings Plan of our report dated June 20, 2003, with respect to the financial statements and schedule of the MPB Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2002.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Voluntary Investment Program for Hourly Employees of MPB Corporation Employees' Savings Plan, (the "Plan") on Form 11-K for the period ended December 30, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report or "filed" for any purpose whatsoever.

Date: June 26, 2003



Glenn A. Eisenberg
Executive Vice President-Finance and Administration
of The Timken Company
(Principal Executive Officer and Principal Financial Officer)